 Form 6-K

________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________________

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 1-32575

________________________________

Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)

________________________________

30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Director Declaration

ROYAL DUTCH SHELL PLC

DIRECTOR DECLARATION

Further to the resolution passed at the Annual General Meeting of Royal Dutch Shell plc (the "Company") on May 18, 2021, to appoint Jane Lute as a Director of the Company with effect from May 19, 2021, the following information is disclosed pursuant to Listing Rule 9.6.13.

Jane is a non-executive director of Marsh & McLennan and Union Pacific Corporation, respectively. From 2018 to 2021, Jane was a Non-executive Director of Atlas Air Worldwide Holdings Inc.

There is no information to disclose pursuant to Listing Rule 9.6.13 (2) to Listing Rule 9.6.13 (6) inclusive for Jane Lute.

May 20, 2021

Anthony Clarke
Deputy Company Secretary
Royal Dutch Shell plc

ENQUIRIES

Shell Media Relations
International, UK, European Press: +44 20 7934 5550

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Additional regulated information required to be disclosed under the laws of a Member State.

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

(b)	the Registration Statements on Form S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813, 333-228137 and 333-254139).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

Date: May 21, 2021	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary